Invictus Pursues Aggressive Retail Strategy, Including Dispensary Ownership and Sales in Multiple Provinces and Territories

VANCOUVER, May 14, 2018 /CNW/ - INVICTUS MD STRATEGIES CORP. ("Invictus" or the "Company") (TSXV: GENE; OTC: IVITF; FRA: 8IS1) is pleased to announce the company's multi-pronged retail strategy, an approach to distributing and selling cannabis that involves the ownership of dispensaries and partnerships with leading retail outlets nationwide. Invictus' multifaceted sales strategy aimed to target each channel for sales and distribution fits squarely within the company's seed-to-sale, vertically integrated business model, which consist of establishing supply agreements and product calls with provincial governments and licensed producers, developing retail storefronts across Western Canada, and continued focus on the medical cannabis sector.

The company's retail efforts are led by Acreage Pharms' CEO, Trevor Dixon, who prior to becoming a part of Invictus, spent more than two decades building a highly successful traditional franchise conglomerate with stores in more than 50 cities across Canada. Trevor's extensive experience in traditional retail strategy guides the Company's pursuit of prime dispensary locations in British Columbia, Alberta and Saskatchewan. The Company has also hired a talented group of consultants with specialized experience in real estate and retail, including opening chains of retail locations. In addition to dispensary locations and smart partnerships, store design with an intense focus on customer experience stands as another foundation of the retail branding strategy.

In addition, Invictus Chief Evangelist Officer Gene Simmons, one of the founders of the seminal rock 'n' roll band KISS and a lifelong serial entrepreneur, will offer insight and guidance. Gene's successes in traditional retail environments are profound, with literally thousands of licensing agreements as well as a chain of restaurants, among other commercial achievements. Gene will be heavily involved in Invictus' retail strategy.

"We have devoted more than 18 months to building a savvy and committed team, gaining key licenses, erecting state-of-the-art structures designed for the cultivation and production of cannabis products, and crafting a high-quality and extensive portfolio of cannabis strains. Now we are directing the same levels of expertise and hard work towards the last step in the process — sales," said Invictus Founder and CEO Dan Kriznic. "As we stated from the day we founded Invictus, we aim to become Canada's Cannabis Company. And ensuring that consumers not only gain easy access to excellent cannabis, but also enjoy and appreciate their shopping experiences, stands as a key brand promise."

Invictus retail locations will offer consumers refined shopping experiences in spaces evocative of Canada's natural beauty, with natural woods, open floor plans and tasteful lighting. Retail staff will receive extensive training, and will use iPads as well as their own knowledge to help guide customers through the cannabis shopping experience.

Invictus' sales strategy involves the pursuit of supply agreements and product calls with provincial governments in British Columbia, Alberta, Saskatchewan, Ontario and the Territories; and securing large-scale product calls and supply agreements, as well as smaller "craft" agreements.

One premiere sales partnership, with Canopy Growth's curated CraftGrow line on Tweed Main Street's online stores, is up and running, with sales of Invictus' AB Labs' cannabis now taking place through the virtual marketplace. Invictus looks forward to more successful and targeted partnerships where suitable.

As mentioned, the Company has founded a dispensary business and is actively pursuing retail permits and leases for retail storefronts that meet both provincial regulations and municipal bylaws. Invictus' plan is to secure and license a base target of at minimum 20 retail storefronts with 9 in Alberta, 7 in Saskatchewan and 4 in British Columbia - in time for the legalization of the adult market.

Rules for retail distribution differ between each province and territory. For now, Invictus is targeting British Columbia, Alberta and Saskatchewan.

British Columbia

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The Province permits local governments to decide whether or not non-medical dispensaries will be allowed. Those seeking to open dispensaries must apply to and gain approval from both the Province and the local government.

Alberta

•	The Alberta Gaming and Liquor Commission oversee the application process. Prior to granting a license, the AGLC requires municipal approval for the proposed dispensary.

Saskatchewan

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The Saskatchewan Liquor and Gaming Authority will initially issue 51 cannabis retail permits across 32 municipalities and First Nations. Communities with populations of 2,500 or greater will be eligible for cannabis retail permitting, but communities will have the ability to opt out.

•

The SLGA will use a two-phase process for selecting operators. First, applicants must respond to an RFP that screens for financial capacity as well as the ability to track and report cannabis inventory. Phase II will involve a random lottery selection of qualified applicants.

•	Applicants that fulfill the requirements of the RFP and are selected in the lottery can then complete the full application process.

In anticipation of a strong consumer marketplace for both medical and recreational cannabis, Invictus' Acreage Pharms, in Alberta, now includes a customer call centre within its Phase 2 facility, which will process orders from medical patients, governmental bodies, licensed producers and private retailers.

"We are working on multiple fronts, including everything from horticulture to licensing to construction, real estate leasing and distribution partnerships, to cultivate and sell an outstanding portfolio of cannabis products across 2018," said Kriznic. "The whole Invictus team is thrilled that we are meeting calendar and quality benchmarks, and eager to continue achieving triumphs as we march through this historic year."

About Invictus

Invictus owns and operates cannabis companies in Canada with the vision of producing a variety of high quality and low cost cannabis products and strains to the global market place as regulations permit. Gene Simmons, music legend and media mogul, conveys the vision of Invictus as the Chief Evangelist Officer.

Invictus operates two cannabis production sites under the Access to Cannabis for Medical Purposes Regulations ("ACMPR") in Canada and has over 95,000 square feet of cannabis production capacity at the licensed production sites. The Company's wholly owned subsidiary Acreage Pharms Ltd. ("Acreage Pharms"), located in West-Central Alberta on 150 acres, has approximately 40,000 square feet of cannabis ready production with its recently completed Phase 2 expansion. The Company intends on expanding to 120,000 square feet by the end of 2018 once Phase 3 is complete.

Invictus also owns 50% of AB Laboratories Inc. ("AB Labs"), a licensed producer under the ACMPR located in Hamilton, Ontario. AB Labs currently operates in a 16,000 square foot facility and recently acquired a facility adjacent to the existing property that will allow for a total of 56,000 square feet of cultivation space expected to be ready for production by June 2018. During the first quarter of 2018 AB Labs submitted a secondary license to Health Canada for a nearby property on 100 acres under the name AB Ventures Inc. ("AB Ventures").

Combined, the licensed producers owned by Invictus expect to have approximately 200,000 square feet of cannabis production capacity by the end of 2018 and 520,000 square feet of cannabis production capacity by the end of 2019.

In addition to the ACMPR licenses, the Company has an 82.5% investment in Future Harvest Development Ltd. a high quality Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia that has been in operation for over 20 years under the brand Plant Life Products and Holland Secret.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

In the United States
Terry Wills
twills@willscom.com
310-877-1458

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the development of additional cannabis strains, the potential production capacity of AB Labs, AB Ventures and Acreage Pharms, the completion of AB Ventures and Acreage Pharms' production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of AB Labs secondary license, the granting of a sales license under the ACMPR to Acreage Pharms, expected sales of inventory and the legalization of the recreational use of marijuana in Canada in 2018 are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including that Acreage Pharms will be successful in developing additional cannabis strains, that AB Labs will be successful in reaching its potential production capacity on the timeline expected by the Company, AB Ventures and Acreage Pharms' production facilities will be completed as anticipated, regulatory approval will be granted as anticipated, AB Labs will reach full production capacity on the timeline anticipated by the Company, AB Labs will be granted its secondary license on the terms and timeline anticipated by the Company, no unforeseen construction delays will be experienced, Acreage Pharms will be granted its sales license under the ACMPR on the terms and timeline anticipated by the Company, expected sales of inventory will be met and the legalization of the recreational use of marijuana in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, Acreage Pharms will not be successful in developing additional cannabis strains or, if developed, such strains will not have the benefits anticipated by the Company, AB Labs will not be successful in reaching its potential production capacity, AB Ventures and Acreage Pharms' production facilities will not be completed as anticipated, construction delays, regulatory approval will not be granted as anticipated and therefore, the anticipated timing of AB Labs reaching full production capacity will be delayed, AB Labs not be granted their secondary license, Acreage Pharms will not be granted its sales license under the ACMPR, licenses or approvals being granted on terms or timelines that are materially worse than expected by the Company, expected sales of inventory will not be met and the legalization of the recreational use of marijuana in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Invictus MD Strategies

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CO: Invictus MD Strategies

CNW 07:00e 14-MAY-18